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16006049

SE

SEC
Mail Processing
Section

MAR 11 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 47372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Harris (203) 341-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Financial Statements

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Year Ended December 31, 2015

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jacqueline Amanda Kabak
NOTARY PUBLIC
State of Connecticut
My Commission Expires Sept. 30, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOURCE CAPITAL GROUP, INC.

Year Ended December 31, 2015

CONTENTS

DHLS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
PETER TOMAINO, CPA
JOSEPH A. VERRILLI, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

We have audited the accompanying statement of financial condition of Source Capital Group, Inc. (the Company) as of December 31, 2015, and the related statement of loss, changes in shareholder's equity, and cash flows for the year the ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2016
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

Four Corporate Drive, Suite 488, Shelton, CT 06484 • 203-929-3535 • fax 203-929-5470 • www.dhls.com

SOURCE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets	
Current assets:	
Cash and cash equivalents	**$ 1,264,531**
Receivables from clearing brokers	**577,588**
Deposits with clearing organizations	**100,000**
Securities owned	**40,559**
Prepaid expenses and other current assets	**502,804**
Total current assets	**2,485,482**
Property and equipment	**11,014**
Security deposits	**4,972**
Other	**2,100**
Total Assets	**$2,503,568**
Liabilities and Shareholder's Equity	
Current liabilities:	
Current portion of long-term debt	**$ 25,758**
Accounts payable and accrued expenses	**1,800,274**
Total current liabilities	**1,826,032**
Long-term debt, net of current portion	**15,394**
Total Liabilities	**1,841,426**
Commitments and contingencies (See Note 7)	
Shareholder's equity:	
Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	**100**
Additional paid in capital	**1,691,306**
Deficit	**(1,029,264)**
Total Shareholder's Equity	**662,142**
Total Liabilities and Shareholder's Equity	**$2,503,568**

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

STATEMENT OF LOSS

Year Ended December 31, 2015

Revenue:	
Commissions	**$ 3,741,341**
Investment banking	**13,280,939**
Investment advisory income	**1,300,731**
Other securities revenue	**388,951**
Other income	**373,578**
Interest income	**188,125**
	19,273,665
Expenses:	
Employees' compensation and commissions	**16,627,585**
Officers' salaries	**720,716**
Rent and occupancy costs	**403,660**
Professional services	**487,799**
Transaction fees	**178,700**
Payroll taxes and benefits	**172,341**
Filing fees, dues and subscriptions	**144,811**
Office operations	**105,240**
Travel and entertainment	**60,609**
Service fees	**65,695**
Bad debts	**3,555**
Insurance	**50,469**
Miscellaneous	**10,563**
Depreciation	**13,446**
Trading/broker errors and settlements	**234,255**
Marketing and advertising	**4,115**
Interest expense	**5,467**
	19,289,026
Net Loss	**$ (15,361)**

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Additional Paid in Capital	Deficit	Total
Balance, January 1, 2015	**$100**	**$1,691,306**	**($963,903)**	**$727,503**
Distributions to shareholder			(50,000)	(50,000)
Net loss			(15,361)	(15,361)
Balance, December 31, 2015	**$100**	**$1,691,306**	**($ 1,029,264)**	**$662,142**

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	**($ 15,361)**
Adjustments to reconcile net loss to net cash provided by operating activities;	
Depreciation	**13,446**
Changes in operating assets and liabilities:	
Receivables from clearing brokers	**(74,869)**
Securities owned, net of securities sold	**12,714**
Prepaid expenses and other current assets	**53,236**
Security deposits and other noncurrent assets	**(11)**
Accounts payable and accrued expenses	**1,071,441**
Net cash provided by operating activities	**1,060,596**
Cash flows from financing activities:	
Distributions to shareholder	**(50,000)**
Repayment of long-term debt	**(24,200)**
Net cash used in financing activities	**(74,200)**
Net change in cash and cash equivalents	**986,396**
Cash and cash equivalents, beginning	**278,135**
Cash and cash equivalents, ending	**$1,264,531**

See notes to financial statements.

SOURCE CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is the member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2015, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Subsequent to December 31, 2015, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at fair value.

Fair value measurement:

Securities owned are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices of identical or similar assets or liabilities in inactive markets;
- observable inputs for the asset or liability other than quoted prices; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment banking:

Investment banking represents fees and commissions earned from private placement of securities and Mergers & Acquisitions. Fees are earned and recognized upon closing of each transaction.

Investment advisory:

Investment advisory revenue is recognized in the period in which the service is performed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Other securities revenue:

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Company but are reported on the income tax return of the shareholder for federal and state tax purposes. The Company is subject to corporate income taxes in certain states.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2014 are subject to examination by taxing authorities.

2. **Related party transactions:**

Included in prepaid expenses and other current assets is $369,300 of advances to employees and brokers at December 31, 2015.

3. Property and equipment:

Office and computer equipment	$113,707
Leasehold improvements	5,835
	119,542
Less accumulated depreciation	108,528
	$ 11,014

4. Securities owned:

Securities owned consist of equity securities of corporate issuers.

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy, as of December 31, 2015:

	December 31, 2015 Fair Value Measurements Using:			
	Level 1	Level 2	Level 3	Total
Equity securities	$37,902	$ 2,657		$40,559

5. Long-term debt:

Note Payable to FINRA, due in monthly installments of $2,300, including interest at 6.25%, through July 2017. The obligation is unsecured.	$41,152
Less current portion	25,758
	$15,394

Principal payments of long-term debt as of December 31, 2015 are as follows:

Year Ending December 31:

2016	25,758
2017	15,394
	$41,152

6. **Employee benefits:**

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to 25% of every dollar a participant contributes up to 3% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $5,800 in 2015.

7. **Commitments and contingencies:**

Leases:

The Company leases office space under noncancellable operating leases expiring at various dates through August 2021. The office leases contain escalation clauses. A revision of the lease for the Scottsdale, Arizona office took effect on January 1, 2012 and caused a reduction in basic rent. Separately, management agreed to subsidize the Scottsdale rent for the benefit of the representatives occupying that space.

Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2016	$ 501,300
2017	424,500
2018	430,400
2019	434,400
2020	436,300
Thereafter	290,900
	$2,517,800

Rent expense was $377,700 in 2015. Rent expense is reported net of $132,700 of reimbursements from various representatives in 2015.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

7. **Commitments and contingencies** (continued):

Clearing agreement:

The Company has a clearing agreement with Sterne Agee, LLC through April 7, 2019. The agreement includes an incentive clause that will allow the Company to earn up to $50,000 annually if levels of average balance of custodied assets are met, as defined.

8. **Concentrations:**

Approximately 55% of the Company's investment banking income for 2015 was derived from two clients. The Company considers this to be within the normal range of its mixture of smaller and larger transactions. The Company had no outstanding accounts receivable from these clients at December 31, 2015.

9. **Supplemental disclosure of cash flow information:**

Cash paid for interest was $5,500 in 2015.

10. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $133,166 which exceeded the minimum requirement by $738. The Company's net capital ratio was 14.92 to 1 at December 31, 2015.

12. **Subsequent events:**

Management has evaluated subsequent events through February 25, 2016, the date which the financial statements were available for issue.

SOURCE CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2015

Credits:	
Shareholder's equity	$ 662,142
Less non-allowable assets:	
Prepaid expenses and other current assets	502,804
Property and equipment, net	11,014
Restricted securities and other assets	7,072
	520,890
Net capital before haircuts on securities positions	141,252
Haircuts on securities positions	8,086
Net capital	133,166
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	132,428
Excess of net capital	$ 738
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,800,274
Note payable	41,152
Contingent liabilities	145,000
Total aggregate indebtedness	$ 1,986,426
Ratio of total aggregate indebtedness to net capital	14.92 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2015.

Source
Capital Group

Investment Bankers/Brokers
Member, NASD/SIPC

SEC
Mail Processing
Section

MAR 11 2016

Washington DC
409

March 10, 2016

Pursuant to a letter from FINRA, Source Capital Group, Inc. is re-filing our audited financials and accompanying reports. Source made a very minor change to the Exemption Report, as well as changed the signature line to the President.

Please see the enclosed documents for Source Capital Group, Inc.'s Annual Report for FYE 12/31/15, SIPC-7 and updated (e)(4). Source Capital Group's SEC # is 8-47372.

Thank you,

Jacqueline Kabak

Assistant Controller

(203) 341-3500 x 223

jkabak@sourcegrp.com

276 Post Road West • Westport, CT 06880
Phone 203.341.3500 • 800.882.2889 • *Fax* 203.341.3515 • www.sourcegrp.com

DHLS

Jennifer S. Bull, CPA
James G. Cosgrove, CPA
Michael F. Ganino, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Alberto C. Martins, CPA
Paul M. Sterczala, CPA
Peter Tomaino, CPA
Joseph A. Verrilli, CPA

Dworken, Hillman, LaMorte & Sterczala, P.C.
Certified Public Accountants / Business Consultants

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Source Capital Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Source Capital Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Source Capital Group, Inc.'s management is responsible for Source Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Obtained amended Form SIPC-7 dated February 24, 2015. After submission of the original SIPC-7 filing, it was discovered that 2015 net loss from principal transactions in securities in trading accounts of $12,128 was mistakenly reported on Item No. 2b. Additions (1) instead of Item No 2b. Additions (2). The change did not result in either an overpayment or underpayment of the general assessment.

2. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries (wire transfer for $21,570 dated July 29, 2015 and wire transfer for $22,191 dated February 19, 2016), noting no differences;

3. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7, as amended, for the year ended December 31, 2015, noting no differences;

4. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers, noting no differences;

5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences;

6. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2016
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1018*****************ALL FOR AADC 105
047372 FINRA DEC
SOURCE CAPITAL GROUP INC
276 POST RD W
WESTPORT CT 06880-4703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Russell W. Newton (203) 341-3500

2. A. General Assessment (item 2e from page 2) $ 43,761

B. Less payment made with SIPC-6 filed (exclude interest) (21,570)
07/29/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 22,191

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,191

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ (WIRE) $22,191

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Source Capital Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of February, 2016.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,273,665
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	12,128
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	12,128
Total additions	12,128
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	922,193
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	175,739
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	250
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	632,977
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,365	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 50,099	
Enter the greater of line (i) or (ii)	50,099
Total deductions	1,781,258
2d. SIPC Net Operating Revenues	$ 17,504,535
2e. General Assessment @ .0025	$ 43,761 (to page 1, line 2.A.)

10:54 AM

02/19/16

Accrual Basis

Source Capital Group, Inc.
General Ledger
As of December 31, 2015

Type	Date	Name	Memo	Amount
3040 · Retained Earnings				
Total 3040 · Retained Earnings				
4050 · Investment Banking Income				
4054 · M&A, Advisory Fees				
General Journal	1/31/2015	Hudson Home Heal...	Cove View - Balance of 2014 Fee Held Back	15,000.00
General Journal	5/31/2015	Maxxcom Inc.	Gruppo Levey M&A Fee - 06/01 Wire	245,000.00
Total 4054 · M&A, Advisory Fees				260,000.00
Total 4050 · Investment Banking Income				260,000.00
4130 · Event Income				
General Journal	12/1/2015	Magnegas Corp.	Sponsorships for Feb. 2016 Kreger Conference	4,495.00
General Journal	12/1/2015	IRTH Communicati...	Beverage Sponsorship for Feb. 2016 Kreger Conference	5,000.00
Total 4130 · Event Income				9,495.00
4200 · Consulting Income				
4201 · Cove View Consulting				
Deposit	3/4/2015	Long's Drugs	Cove View - Retainer	25,000.00
Deposit	3/31/2015	Cumberland Consul...	Cove View	25,000.00
Total 4201 · Cove View Consulting				50,000.00
4203 · M&A, I. Banking Consulting				
Deposit	3/11/2015	Aftermaster/Studio ...	BOESEL	30,000.00
Deposit	5/11/2015	Aftermaster/Studio ...	Boesel/Lambert	50,000.00
Deposit	6/9/2015	Aftermaster/Studio ...	June Consulting Fee per Agreement	10,000.00
Deposit	7/1/2015	Aftermaster/Studio ...	Consulting Fee per Agreement - 2nd Payment	10,000.00
Deposit	8/7/2015	Aftermaster/Studio ...	Consulting Fee per Agreement - 3rd Payment	10,000.00
Deposit	9/9/2015	Aftermaster/Studio ...	Consulting Fee per Agreement - Boesel	10,000.00
Deposit	10/7/2015	Aftermaster/Studio ...	Boesel	10,000.00
Deposit	11/2/2015	Aftermaster/Studio ...	Boesel - Consulting	10,000.00
Deposit	12/4/2015	Aftermaster/Studio ...	Consulting Fee per Agreement - Boesel	10,000.00
Total 4203 · M&A, I. Banking Consulting				150,000.00
4205 · Fairness Opinions				
Deposit	4/30/2015	LookSmart, Ltd.	Gruppo Levey	50,000.00
Total 4205 · Fairness Opinions				50,000.00
4200 · Consulting Income - Other				
Deposit	2/20/2015	Greenbacker Group...	Bill Lemon - 2014 Fees	9,550.00
Total 4200 · Consulting Income - Other				9,550.00
Total 4200 · Consulting Income				259,550.00
4550 · Business Loan Origination Fees				
General Journal	3/31/2015	DC Safety Sales, Inc.	Arconti - 04/08 Wire	46,575.00
Deposit	8/26/2015	LendVO, LLC	Bolandian - 2% of $200,000 LOC	4,000.00
Deposit	12/17/2015	LendVO, LLC	Bolandian - 2% of $200,000 LOC	4,000.00
Total 4550 · Business Loan Origination Fees				54,575.00
7010 · Other Interest Income				
7011 · Money Market Interest				
General Journal	1/31/2015	Sterne Agee	MM Dividends Propr. Accts.	0.27
General Journal	2/28/2015	Sterne Agee	MM Dividends Propr. Accts.	0.38
Deposit	3/31/2015		Interest	13.73
General Journal	3/31/2015	Sterne Agee	MM Dividends Propr. Accts.	0.23
Deposit	4/30/2015		Interest	15.94
General Journal	4/30/2015	Sterne Agee	MM Dividends Propr. Accts.	0.30
Deposit	5/31/2015		Interest	4.04
General Journal	5/31/2015	Sterne Agee	MM Dividends Propr. Accts.	0.69
Deposit	6/30/2015		Interest	4.13
General Journal	6/30/2015	Sterne Agee	MM Dividends Propr. Accts.	0.22
Deposit	7/31/2015		Interest	6.74
General Journal	7/31/2015	Sterne Agee	MM Dividends Propr. Accts.	0.62
Deposit	8/31/2015		Interest	0.01
General Journal	8/31/2015	Sterne Agee	MM Dividends Propr. Accts.	0.96
Deposit	9/30/2015		Interest	0.01
General Journal	9/30/2015	Sterne Agee	MM Dividends Propr. Accts.	0.49

Source Capital Group, Inc.
General Ledger
As of December 31, 2015

Type	Date	Name	Memo	Amount
Deposit	10/31/2015		Interest	0.01
General Journal	10/31/2015	Sterne Agee	MM Dividends Propr. Accts.	0.84
Deposit	11/30/2015		Interest	0.01
General Journal	11/30/2015	Sterne Agee	MM Dividends Propr. Accts.	1.28
General Journal	12/31/2015	Sterne Agee	MM Dividends Propr. Accts.	0.58
Deposit	12/31/2015		Interest	0.01
Total 7011 · Money Market Interest				51.49
7010 · Other Interest Income - Other				
General Journal	1/31/2015	Sterne Agee	Capital Deposit Account	0.86
General Journal	2/28/2015	Sterne Agee	Capital Deposit Acct.	0.89
General Journal	3/31/2015	Sterne Agee	Capital Deposit Acct.	0.73
General Journal	4/30/2015	Sterne Agee	Capital Deposit Acct.	0.87
General Journal	4/30/2015	Sterne Agee	P&S Int.	0.04
General Journal	5/31/2015	Sterne Agee	Capital Deposit Acct.	0.87
General Journal	6/30/2015	Sterne Agee	Capital Deposit Acct.	0.79
General Journal	7/31/2015	Sterne Agee	Capital Deposit Acct.	0.82
General Journal	8/31/2015	Sterne Agee	Capital Deposit Acct.	0.89
General Journal	9/30/2015	Sterne Agee	Capital Deposit Acct.	0.84
General Journal	9/30/2015	Sterne Agee	P&S Interest	2,338.76
General Journal	10/31/2015	Sterne Agee	Capital Deposit Acct.	0.83
General Journal	10/31/2015	Sterne Agee	From Settlement Statement - Reverse of September P...	-2,338.77
General Journal	11/30/2015	Sterne Agee	Capital Deposit Acct.	0.85
General Journal	11/30/2015	Sterne Agee	P&S Int. From Settlement Statement	1.31
General Journal	12/31/2015	Sterne Agee	Capital Deposit Acct.	0.83
Total 7010 · Other Interest Income - Other				11.41
Total 7010 · Other Interest Income				62.90
7030 · Other Income				
7033 · Broker Bond Income				
General Journal	1/31/2015	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
General Journal	2/28/2015	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
General Journal	3/31/2015	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
General Journal	4/30/2015	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
General Journal	5/31/2015	Independent Reps	Monhtly Amortization of Reps Contributions	710.00
General Journal	6/30/2015	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
General Journal	7/31/2015	Independent Reps	Monhtly Amortization of Reps Contributions	750.00
General Journal	8/31/2015	Independent Reps	Monhtly Amortization of Reps Contributions	850.00
General Journal	9/30/2015	Independent Reps	Monhtly Amortization of Reps Contributions	1,000.00
General Journal	10/31/2015	Independent Reps	Monhtly Amortization of Reps Contributions	950.00
General Journal	11/30/2015	Independent Reps	Monhtly Amortization of Reps Contributions	950.00
General Journal	12/31/2015	Independent Reps	Monhtly Amortization of Reps Contributions	850.00
Total 7033 · Broker Bond Income				11,060.00
7030 · Other Income - Other				
Deposit	1/23/2015	Campbell, Richard L.	2014 CE/Compliance - Campbell, Fleming, Mulrenan	225.00
Deposit	2/25/2015	Smith, Robert C.	Payment of Fees Written Off	190.00
Deposit	2/25/2015	Whitt, Jason	2013 & 2014 CE/Compliance	525.00
General Journal	2/28/2015	Independent Reps	Kondracki. Pope CE/Compliance	225.00
Deposit	3/26/2015	Moyer, Timothy B.	2014 CE/Compliance	225.00
General Journal	4/30/2015	Green, Ryan A.	Q4 2014	75.00
General Journal	4/30/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	1,340.00
General Journal	5/31/2015	Jazwin, Mark J.	2014 CE/Compl.	75.00
General Journal	5/31/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	525.00
General Journal	6/30/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	450.00
General Journal	7/31/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	3,000.00
Deposit	8/24/2015	Bank of America	Bank of America Trial Credit	0.01
General Journal	8/31/2015	Kreger, Richard H.	2014	150.00
General Journal	8/31/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	825.00
General Journal	8/31/2015	Sterne Agee	Abandoned Accounts	1.61
General Journal	8/31/2015	Sterne Agee	F-Squared Payment	2.31
Deposit	9/21/2015	Flood, Brian	2014 CE/Compliance	150.00
General Journal	9/30/2015	Bade, Christopher J.	2014	225.00
General Journal	9/30/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	3,525.00
Deposit	10/8/2015	Walters, Craig A	2014 CE/Compliance	75.00
Deposit	10/12/2015	Sterne Agee	Incentive Arrangement	25,000.00
General Journal	10/31/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	750.00

Source Capital Group, Inc.
General Ledger
As of December 31, 2015

Type	Date	Name	Memo	Amount
Deposit	11/3/2015	Colgan, Robert T.	2014 CE/Compliance	300.00
General Journal	11/30/2015	Independent Reps	To Reclass Firm CE Collections from Collection Account	375.00
Total 7030 · Other Income - Other				38,233.93
Total 7030 · Other Income				49,293.93
TOTAL				**632,976.83**

DHLS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
PETER TOMAINO, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Registered Public Accounting Firm

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

We have reviewed management's statements, included in the accompanying Source Capital Group, Inc. Exemption Report in which (1) Source Capital Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Source Capital Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Source Capital Group, Inc. stated that Source Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Source Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Source Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 9, 2016
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

Source
Capital Group

Investment Bankers/Brokers
Member, NASD/SIPC

Source Capital Group, Inc. Exemption Report

January 1, 2015 – December 31, 2015

Source Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2015 through December 31, 2015 without exception.

Source Capital Group, Inc.

I, David W. Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 3/9/16